News Release
NYSE Alternext, TSX Symbol: NG

NovaGold Electrum Financing Obtains Competition Act Approval

January 15, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (the “Company” or "NovaGold") (TSX: NG, NYSE Alternext: NG) announced today that an Advance Ruling Certificate has been issued under the Competition Act (Canada) permitting the completion of the purchase by Electrum Strategic Resources LLC of 46,153,847 units of the Company for gross proceeds of US$60 million under the financing announced on January 2, 2009. The Toronto Stock Exchange has accepted notice of this US$60 million financing and the additional US$15 million financing announced on January 6, 2009 and conditionally approved the listing of the additional common shares to be issued.

The Company is awaiting approval from the NYSE Alternext. Subject to receipt of this approval, the Company anticipates closing the financings by January 23, 2009 for gross proceeds of US$75 million.

The Company also announced that its bridge loan from Auramet has been reduced from US$20 million to approximately US$13.7 million as a result of the conversion of approximately US$6.3 million principal amount of the loan into 5,000,000 common shares of NovaGold. Unless earlier converted to common shares, the remaining principal balance of US$13.7 million and accrued interest will be payable from the proceeds of the financing.

About NovaGold

NovaGold is a precious metals company focused on exploration, development and mining, with properties in Alaska and Western Canada. NovaGold has a 50/50 partnership on the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold. The Company also has a 50/50 partnership on the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco. NovaGold owns 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and NYSE Alternext under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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NovaGold Contacts

Don MacDonald	Greg Johnson
Senior Vice President and CFO	Vice President, Strategic Development

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the proposed financings, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the ability to satisfy closing conditions and to obtain necessary consents and approvals, the possibility of adverse developments in the capital markets or NovaGold’s business that could interfere with closing, uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.